EXHIBIT A


FOR:         VOCALTEC COMMUNICATIONS LTD.

VOCALTEC     Gali Porat
CONTACT:     +972-9-9703805
             gali@vocaltec.com

KCSA         Jeff Corbin              Lee Roth
CONTACTS:    (212) 896-1214           (212) 896-1209
             jcorbin@kcsa.com         lroth@kcsa.com

                  VOCALTEC ANNOUNCES THIRD QUARTER 2006 RESULTS

HERZLIA, ISRAEL - NOVEMBER 24, 2006 - VocalTec Communications Ltd. (Nasdaq:
VOCL) (the "Company"), a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, today reported results for the third quarter ended September 30, 2006.

Results reflect the business combination of VocalTec and Tdsoft Ltd., an Israeli privately-held company, which was completed in November 2005. Results for prior periods are comprised primarily of the operations of Tdsoft only.

Revenues for the third quarter of 2006 were $1.8 million, representing a 19% decrease compared to $2.2 million in the second quarter of 2006 and an increase of 60% from $1.1 million in the third quarter of 2005.

For the third quarter of 2006, operating expenses were $2.5 million. Excluding the effect of share-based compensation expense, operating expenses were $2.2 million, a decrease of 15% from $2.6 million in the second quarter of 2006 and compared to $1.1 million in the third quarter of 2005. The Company noted that it received a grant of approximately $650,000 from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for its 2006 R&D plan. This grant was received in the third quarter and was partially recognized as a reduction in R&D expenses.

Net loss in the third quarter of 2006 was $1.4 million. Excluding the effect of share-based compensation expense, net loss for the third quarter of 2006 was $1.1 million. This compares to a GAAP and non-GAAP net loss of $1.6 and $1.4 million respectively, in the second quarter of 2006, and a net loss of $0.5 million in the third quarter of 2005.

Gross margin, excluding the effect of amortization of intangible assets, was 64% in the third quarter of 2006, compared to 63% in the second quarter of 2006 and 56% in the third quarter of 2005.

As of September 30, 2006, cash and cash equivalents amounted to $3.8 million, compared with $5.9 million as of June 30, 2006 and $5.3 million at the end of year 2005

THE COMPANY'S FULL-YEAR GUIDANCE FOR 2006 IS AS FOLLOWS:

     Fourth quarter revenues are expected to be significantly higher than those of the third quarter, with revenues for the full year expected to be above $9 million. This represents growth of approximately 100% over 2005, on a GAAP basis, and is in line with our previous guidance;

     The Company expects gross margins for the year, excluding the effect of amortization of intangible assets, to reach approximately 60%, ahead of the Company's previous projection of 50-56%; and

     The total operating expenses, excluding the effect of share based compensation and amortization of acquired intangibles, is expected to be in line with previous guidance of $2.6 million on average per quarter.

Commenting on the results, Yosi Albagli, the Company's Chief Executive Officer, said, "Through the third quarter we continued to make progress in the integration of the VocalTec and Tdsoft businesses, evidence of which can be seen in the sequential improvement in our gross margins. While we did face a certain weakness in our revenues this quarter due to summer vacations, we made progress in many areas of our business over the quarter, all of which began to accelerate as of September."

Mr. Albagli continued, "Our recent efforts to penetrate the Russian and CIS (Commonwealth of Independent States) markets have begun to generate results. We already received initial orders from these markets in the third quarter, and expect significant order flow to increase in the near future. Moreover, we have expanded our sales and marketing efforts in parts of Asia, and expect to see the results of these initiatives soon.

"In addition, we have made substantial progress with a number of our important channels and customers. A significant customer, with a large installed base of our equipment, selected and approved our advanced Peering solution for deployment. We believe this opens the door to further expansions and upgrades of the customer's installed base, and represents a sizeable growth opportunity for VocalTec. Additionally, our activities in India and in other markets, in conjunction with our strategic partners, are expanding and we believe we will begin to see the results of this in 2007.

Mr. Albagli concluded, "We are very pleased with our continued growth and geographic expansion efforts, and are confident in our ability to continue this expansion in the coming quarters as we leverage our established foundation."

ABOUT VOCALTEC

VocalTec Communications (Nasdaq: VOCL) is a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans.

FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  Reconciliation of GAAP to non GAAP results *
                      All data in thousands of U.S. dollars

                                        Three months ended Sep 30
                             ----------------------------------------------
                                            2006                      2005
                             ----------------------------------      ------
                                          Non GAAP
                                        Adjustments     Non GAAP
                          GAAP results   Share base     results   GAAP results
                          (as reported) compensation   Pro-forma  (as reported)
                             ------        ------        ------      ------

Sales
       Product                1,164                       1,164         944
       Services                 613                         613         170
                             ------        ------        ------      ------
                              1,777             0         1,777       1,114
                             ------        ------        ------      ------
Cost of sales
       Product                  531             3           528         418
       Services                 113                         113          74
                             ------        ------        ------      ------
                                644             3           641         492
       Amortization of
       intangible
       assets                    98                          98          11
                             ------        ------        ------      ------
                                742             3           739         503
                             ------        ------        ------      ------
Gross profit                  1,035            (3)        1,038         611
                             ------        ------        ------      ------

Operating Expenses
       Research and
       development,
       net.                     804            20           784         409
       Selling and
       marketing                855            39           816         508
       General and
       administrative           664           166           498         202
       Amortization of
       acquired
       intangibles              138                         138
                             ------        ------        ------      ------
       Total Operating
       Expenses               2,461           225         2,236       1,119
                             ------        ------        ------      ------

Operating Loss               (1,426)         (228)       (1,198)       (508)
                             ------        ------        ------      ------

Other Income
(expense), net                   15                          15          14
Financial Income
(expense), net                   43                          43          30
                             ------        ------        ------      ------
Net Loss                     (1,368)         (228)       (1,140)       (464)
                             ------        ------        ------      ------

                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  Reconciliation of GAAP to non GAAP results *
                      All data in thousands of U.S. dollars

                                                     Nine months ended Sep 30
                                          ------------------------------------------------
                                                         2006                        2005
                                          ----------------------------------        ------
                                                      Non GAAP
                                                     Adjustments     Non GAAP
                                       GAAP results   Share base     results     GAAP results
                                       (as reported) compensation    Pro-forma   (as reported)
                                          ------        ------        ------        ------
Sales
     Product                               3,651                       3,651         2,685
     Services                              1,997                       1,997           436
                                          ------        ------        ------        ------
                                           5,648             0         5,648         3,121
                                          ------        ------        ------        ------
Cost of sales
     Product                               1,666             7         1,659           968
     Services                                510                         510           122
                                          ------        ------        ------        ------
                                           2,176             7         2,169         1,090
     Amortization of intangible
     assets                                  294                         294           116
                                          ------        ------        ------        ------
                                           2,470             7         2,463         1,206
                                          ------        ------        ------        ------
Gross profit                               3,178            (7)        3,185         1,915
                                          ------        ------        ------        ------

Operating Expenses
     Research and development, net.        3,318           138         3,180         2,761
     Selling and marketing                 2,532            99         2,433         1,815
     General and administrative            1,948           482         1,466           663
     Amortization of acquired
     intangibles                             414                         414
                                          ------        ------        ------        ------
     Total Operating Expenses              8,212           719         7,493         5,239
                                          ------        ------        ------        ------

Operating Loss                            (5,043)         (726)       (4,308)       (3,324)
                                          ------        ------        ------        ------

Other Income (expense), net                   23                          23            27
Financial Income (expense), net               23                          23           149
                                          ------        ------        ------        ------
Net Loss                                  (4,988)         (726)       (4,262)       (3,148)
                                          ------        ------        ------        ------

* To supplement our consolidated financial statement presented in accordance with generally accepted accounting principles (GAAP), we use NON-GAAP measures of operating results, net income, which are adjusted from results based on GAAP to exclude the expense we recorded for share-based compensation in accordance with SFAS 123R. These NON-GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the NON-GAAP results provide useful information to both management, and investors as these NON- GAAP results exclude the expense we recorded for share-based compensation in accordance with SFAS 123R that we believe are not indicative of our core operating results. Further, these NON-GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These NON-GAAP measures may be different than the NON-GAAP measures used by other companies.

                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE DATA)

                                                 September 30    December 31
                                                    2006           2005
                                                   -------        -------
Current Assets
           Cash and Cash equivalents                 3,756          5,138
           Restricted cash                                            153
           Trade receivables, net                      831            575
           Other receivables                         1,590          1,387
           Severance pay funds                         677            338
           Inventories                                 625            951
                                                   -------        -------
                   Total Current Assets              7,479          8,542

Severance pay funds                                  1,150          1,628
                                                   -------        -------
Equipment, net                                         940          1,082
                                                   -------        -------
Intangible assets, net                               3,246          3,953
                                                   -------        -------
Goodwill                                             6,950          7,237
                                                   -------        -------
                   Total Assets                     19,765         22,442
                                                   =======        =======

Current Liabilities
           Trade payable                               965          1,446
           Accrued expenses                          3,135          4,128
           Accrued severance pay                       488            841
           Loan from shareholders                        0          1,031
           Deferred revenues                           148            171
                                                   -------        -------
                   Total Current Liabilities         4,736          7,617
                                                   -------        -------
Long Term Liabilities
           Long-term other liabilities                  32            168
           Accrued severance pay                     1,665          1,794
                                                   -------        -------
                   Total Long Term                   1,697          1,962
                                                   -------        -------
Total Liabilities                                    6,433          9,579
                                                   -------        -------


Shareholders Equity
           Share capital                               182            155
           Additional paid-in capital               85,090         79,660
           Accumulated deficit                     (71,940)       (66,952)
                                                   -------        -------
                   Total Shareholders Equity        13,332         12,863
                                                   -------        -------
Total Liabilities and Shareholders Equity           19,765         22,442
                                                   =======        =======